Filed by Metaldyne Performance Group Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Metaldyne Performance Group Inc.;

American Axle & Manufacturing Holdings, Inc.

Commission File No.: 001-36774

The following letter was sent via email to certain suppliers of Metaldyne Performance Group Inc. on November 3, 2016:

November 3, 2016

Dear [Supplier]:

We are pleased to announce that MPG has entered into a definitive agreement to be acquired by American Axle & Manufacturing Holdings, Inc. (AAM). The combination brings together highly complementary businesses and forms a premier global Tier 1 automotive supplier with broad capabilities across driveline, drivetrain and powertrain product lines. We are excited about the opportunities it will provide to our supplier partners.

Until the transaction closes, both companies will continue to operate separately as they do today. You will continue to interface with the MPG team, following the same ordering and payments processes we have in place now. Running the business and executing flawlessly remains our top priority. As with any transaction of this size, the integration process will take time. We plan to keep you informed every step of the way.

We appreciate and thank you for your cooperation and look forward to a continued partnership. Please do not hesitate to contact us at the email address or phone number below if you have any questions.

Sincerely,

Executive Name

Title

One Town Square, Suite 550 Southfield, MI 48076   Tel: 248.727.1800

www.mpgdriven.com

Cautionary Note Regarding Forward-Looking Statements

Certain information set forth in this communication, including statements as to the expected timing, completion and effects of the proposed transaction, constitutes “forward-looking statements” within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “projects,” “believes,” “seeks,” “targets,” “forecasts,” “will,” “would,” or similar expressions, and variations or negatives of these words, and often address, but are not limited to, statements regarding expected future business, prospects and financial performance and financial condition. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed merger and the anticipated benefits thereof (including future financial and operating results) and statements based on management’s current expectations and assumptions (including expectations and intentions with respect to the combined company), which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and that are outside of the control of American Axle & Manufacturing Holdings, Inc. (“AAM”) and Metaldyne Performance Group Inc. (“MPG”). These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements.

Important risk factors that may cause actual results to differ from those described in the forward-looking statements include the following: (i) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or otherwise affect the completion of the proposed transaction on the anticipated terms and timing, including the risk that MPG’s stockholders may not approve the merger or that AAM’s stockholders may not approve the share issuance in connection with the merger, that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, that AAM might fail to obtain alternative financing in the event of any failure of its existing financing commitments for the transaction, or that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; (ii) the ability of AAM and MPG to integrate their businesses successfully and to realize the anticipated benefits of the merger; (iii) potential litigation relating to the proposed merger; (iv) risks related to disruptions to ongoing business operations, including disruptions to management time, related to the proposed merger; (v) the effect of the announcement of the proposed merger on the ability of MPG or AAM to retain and hire key personnel; (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; (vii) legislative, regulatory and economic developments (including those resulting from the United Kingdom’s vote to exit the European Union) and the potential incurrence of significant costs, liabilities and obligations in connection therewith; (viii) volatility in the global economy impacting demand for new vehicles and automotive products; (ix) a decline in vehicle production levels, particularly with respect to platforms for which AAM or MPG is a significant supplier, or the financial distress of any of AAM’s or MPG’s major customers; (x) cyclicality and seasonality in the light vehicle, industrial and commercial vehicle markets; (xi) the performance and results of operations of AAM’s and MPG’s significant competitors; (xii) AAM’s and MPG’s dependence on large-volume customers for current and future sales and their ability to attract new customers and programs for new products; (xiii) a reduction in outsourcing by AAM’s or MPG’s customers, the loss or discontinuation of material production or programs, or AAM’s or MPG’s failure to secure sufficient alternative programs; (xiv) AAM’s or MPG’s inability to realize all of the sales expected from awarded business or to fully recover pre-production costs, their inability to achieve cost reductions required to sustain cost competitiveness, or their failure to increase production capacity or over-expanding its production in times of overcapacity; (xv) a disruption in AAM’s or MPG’s supply or delivery chains which causes one or more of its customers to halt production; (xvi) work stoppages or production limitations at one or more of AAM’s or MPG’s customer’s facilities; (xvii) a catastrophic loss of one of AAM’s or MPG’s key manufacturing facilities or the incurrence of significant costs if AAM or MPG closes any of its manufacturing facilities;

(xviii) AAM’s or MPG’s failure to protect its know-how and intellectual property; (xix) supply shortages or significant increases in the prices of the raw materials and commodities AAM and MPG use; (xx) the risk of the incurrence of material costs related to legal proceedings or regulatory matters, including liabilities arising from warranty claims, product recall or field actions, and risks of noncompliance with environmental laws and regulations or risks of environmental issues that could result in unforeseen costs at AAM’s or MPG’s facilities; (xxi) any failure to maintain satisfactory labor relations and potential liabilities associated with pension and other postretirement benefit obligations; (xxii) risks related to AAM’s and MPG’s global operations, including exposure to foreign exchange rate fluctuations, threats posed by entering new markets, and AAM’s and MPG’s exposure to a number of different tax uncertainties, including the impact of the mix of AAM’s and MPG’s profits and losses in various jurisdictions affecting its tax rate; (xxiii) AAM’s or MPG’s inability, or the inability of their respective customers or suppliers, to obtain and maintain sufficient debt financing, including working capital lines, (xxiv) AAM’s and MPG’s reliance on key machinery and tooling to manufacture components that cannot be easily replicated and (xv) program launch difficulties.

Additional risks and uncertainties are contained in AAM’s and MPG’s filings with the SEC and may be included in the joint proxy statement/prospectus. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all the potential risks, uncertainties or assumptions that could have a material adverse effect on AAM’s or MPG’s consolidated financial condition or results of operations or cause AAM’s or MPG’s current expectations or beliefs to change. Persons reading this announcement are cautioned against relying on any forward-looking statements, which speak only as of the date hereof and should be read in conjunction with the other cautionary statements that are included elsewhere herein, in the joint proxy statement/prospectus and in AAM’s and MPG’s public filings, including those described under “Risk Factors” in their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q. Neither AAM nor MPG assumes any obligation, and each expressly disclaims any obligation, to publicly provide revisions or updates to any forward-looking statements, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in connection with the proposed merger of MPG with a wholly-owned subsidiary of AAM, pursuant to which MPG would become a wholly-owned subsidiary of AAM. In connection with the proposed merger, AAM intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will constitute a prospectus of AAM and that will also include a joint proxy statement of MPG and AAM. MPG and AAM may also file other documents with the SEC regarding the proposed merger. STOCKHOLDERS OF MPG AND AAM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus (when available) and other documents if and when filed with the SEC by AAM and MPG through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by AAM will be made available free of charge on AAM’s investor relations website. Copies of documents filed with the SEC by MPG will be made available free of charge on MPG’s investor relations website.

Participants in the Solicitation

AAM, MPG and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the proposed merger. Information regarding AAM’s directors and executive officers is contained in AAM’s proxy statement for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2016. Information regarding MPG’s directors and executive officers is contained in MPG’s proxy statement for its 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 11, 2016. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.